Exhibit 99.1

25 June 2014

Barclays PLC

Complaint filed by New York State Attorney General

Barclays notes the Complaint filed by the New York State Attorney General this afternoon in the New York State Courts. The Complaint relates to the Attorney General’s investigation of LX Liquidity Cross, which is Barclays’ SEC-registered Alternative Trading System and which provides alternative liquidity to market participants. The Complaint makes a number of allegations, including fraud and deceptive practices. Amongst other relief, the Complaint seeks unspecified monetary damages and injunctive relief.

Barclays will update the market, if appropriate, in due course.